EXHIBIT 99.7

April 22, 2005 Media Interviews on the Financial Performance of Wipro Limited for the quarter &
year ended March 31, 2005

Reuters
Interviewee: Vivek Paul, Vice Chairman – Wipro Limited

Reuters: Do you think technology spending will bounce back.

Vivek Paul: That is right. I mean, when we said last quarter, that the growth in technology spending was coming down this year, there were not a lot of takers of our position. And the advantage of having said that early was that we were able to trim our sales in the direction we needed to, to get the growth. If you think about this quarter, you have the highest ever billed man month position, ever. You have a volume growth on IT side of 8.6%, and really what drove it is because we saw that there seemed to be not a reduction in spending but a slowdown in the rate of growth of spending. What we did is to focus hard on mining our existing accounts. And so if we look at our existing accounts, it is pretty interesting. You will see that the number of customers greater than 1 million, greater than 3 million, greater than 10, greater than 20, all those numbers grew. So, as a result what we saw was good account only.

If we look at our top 10 customers, they on average grew faster than the overall Wipro Technologies have. So that means that we got more from our top 10 customers. And if you look at our top 50 customers, more than 22 customers grew more than double-digit sequentially. We saw that there was some reduction in technology spending and we used that sort of anticipation to go after our existing customers and that paid off for us.

Reuters: That means, you just ramped up the whole deals rather than spend management time on getting ...

Vivek Paul: We had 41 new accounts, very high number. So, we did get new deals. But we knew that the revenues we were counting on was going to come from existing accounts and that is where we went to.

Reuters: What about the pricing because I know that last quarter you had said there was improvement in pricing has there been a further sustaining of that?

Vivek Paul: No, so the pricing actually came down this quarter, and the reason it came down had nothing to do with price negotiations. It had entirely to do with the mix of business. Because existing accounts pricing did not come down and new account pricing continues to run at a nice premium to existing account pricing. What we saw was that the mix of our business in terms of higher value added services as well as the mix of business in terms of fixed price projects came down. So, to us, quarterly it is going to shift around. So, you cannot really call it specifically, but the realization came down on a quarter on quarter basis. After many quarters of going up, this time it was more a mix issue than a pricing issue.

Reuters: In simple terms because you mentioned fixed price and you mentioned new accounts, so basically it is because we are shifting gears towards ...

Vivek Paul: No, it is transient. One thing is, it is not a trend. It is an outcome of whatever happened. So, there is a difference between realization and pricing. Because if I buy these two things and these costs more, this costs less, my average price is higher. But if I stop selling this, my average price falls. That does not mean that the price for this fell. So, that is the difference between price and realization. So, our realization fell but not our pricing. Our pricing for existing accounts continue to be better than the..

Reuters: So there is no demand side pressure on that.

Vivek Paul: Yes, that is right. So, what we had was the mix of business drop; higher value added services drop.

Reuters: Where are we on salary hikes? In October you had affected some. Has there been further cost rise this April?

Vivek Paul: No, I think that we are planning to do in mid October.

Reuters: But it does not affect you that you are in the company of those where hikes are given recently?

Vivek Paul: No, every company has its own cycles. We have ours, at the October cycle. I do not worry about that.

Reuters: No immediate hike plan?

Vivek Paul: No immediate hike plan. If you think about one interesting factor that over the last year we were able to manage was the skill mix of our business in a way that despite the salary hike our cost to company of the average employee was lower in Q4 than in Q1. So basically, if you can manage the pyramid, flatten the pyramid a little bit more, you can actually get a lower salary hit.

Reuters: Basically that you have the cream and the bottom of the pyramid gets balanced out in an optimal way.

Vivek Paul: Exactly, exactly. Coming back to the growth side, I just pick on three sorts of things that stood out as highlights. On the vertical side, we saw our financial services business do really well, and telecom is doing very well. On the geography side, we saw Europe do very well. And on the practice line side, we saw testing business do very well.

Reuters: What about Europe versus America, is there any number mix that you want to mention?

Vivek Paul: Not an exact number mix but certainly Europe grew almost at double-digit rates. If I was to round up, I could say 10%

Reuters: Double digit, is year on year?

Vivek Paul: Sequential

Reuters: Talking of financial services, you know, Infosys has said something about Sarbanes Oxley slowing down orders because managers and bandwidth is too preoccupied there. How do you see that, does Wipro make any say out of that?

Vivek Paul: I think it is more an account specific issue perhaps than industry issue. I am not sure that we have that same account in our customer base

Reuters: So, basically US accounting need not necessarily hold up industry demand as such in that sense. You were talking about price realization. The margins essentially aside from the factors that you mentioned product mix or the service mix you want to call it, what is affecting the margins.

Vivek Paul: First of all if you look at the year, our earnings grew 68%. So that is not a bad situation to be in. And if you look at the margin growth, you know, in percentage terms, our margin improved by 4.5%, that is a lot over one year. I am just giving you the first one-year number, 68% year-on-year growth in our absolute margins. 4.5% improvement in OM percent.

Reuters: That is 21.5% a year ago roughly, or 20.5%.

Vivek Paul: I will give you that number. If you look at this quarter per se, what we saw was the drags were the pricing, plus more offshore work, continued rebalancing of the skills, and better utilization. And as a result if you look at the IT side of the business, on a quarter-on-quarter business, our operating margin actually improved.

Reuters: In plain English it means efficiency has made up for any drags on pricing or currency.

Vivek Paul: Exactly, in the IT business. On BPO , it went the other way. It came down but on the IT side, perfect the way you said.

Reuters: I have separated the Spectramind part because there is no point in adding apples with oranges... even if they in revenue terms.

Vivek Paul: Okay.

Reuters: So what happens in Spectramind? Because, last time you were worried about the attrition, is it 90% and odd. Where is Spectramind right now in terms of attrition

Vivek Paul: Attrition rates annually haven’t changed. So, they have not improved and we are still struggling with that. And as I mentioned earlier, we did see both revenue slow down and a margin decline on a quarter-on-quarter basis.

Reuters: Growth decline, you mean growth rate decline...

Vivek Paul: Forget that, that is too complicated, people do not understand. So we should say that you know we saw moderate growth and we saw a drop in margins.

Reuters: So that means Spectramind continues to be slow, except that you added new staff. So I thought may be things were looking up because I think in the previous quarter even staff addition had seemed to have come down?

Vivek Paul: No, unfortunately even though we did add more staff, utilization fell. So that is why the, the operating margin fell....

Reuters: Coming back to one question in outlook terms in pricing, do you see further scope for improvement ?

Vivek Paul: You know, pricing we have always maintained a view that even though we have the best performance in the industry in the past several quarters, we have never allowed ourselves to get optimistic about that. Our view is very very opportunistic. We will manage this on a day-to-day basis in a way that optimizes our overall growth and profitability. So we just refuse to get too optimistic. We have always maintained that we have been taking this to the bank every quarter.

Reuters: So that means you are just watching space, but do you smell something?

Vivek Paul: On a head-to-head pricing basis, so far there has not, we have not seen any danger signal to worry, either from new accounts or existing accounts

Reuters: What about positive signals, because that is what right now people seem to be looking for.

Vivek Paul: Positive signals are scarce. You know, you have to sneak a price increase by. You cannot negotiate a price increase. And by sneak, I do not mean it in a bad way. I mean, in a way that gets a higher mix. Change some of the contract terms rather than have a head to head negotiation.

Reuters: Tweaking at the edges rather than...

Vivek Paul: Exactly. So, that is a good way to put it, I mean I tweak...

Reuters: So stable is the word. If you don’t see danger and no positive signals, you know it comes to a stable environment. And what about the rupee — that this quarter it has been hardening but that has been very minor. So, is rupee worries behind you ?

Vivek Paul: No, I will tell you it is — that is just anybody’s guess. You think rupee has settled down then you wake up in the morning and you read that China is going to re-value shortly. What the hell does that mean for the rupee... I don’t know, I can’t make sense of it.

Reuters: What about coming back to the hard core high margin business. I am talking about R&D and embedded services in IT. How do you see the outlook? Because you know during the slow down Wipro nearly reinvented itself to become more heavy IT enterprise kind of a company. But now you seem to be doing well again in the embedded and R&D. What is the outlook on that in terms of milking the market and how it bounced back, general?

Vivek Paul: Well, if you look at the embedded business, it is really interesting, it is sort of a joy of anticipation which is that because we saw the softness in semiconductor, we actually made that up by driving harder into the computing platforms business. That is how we were able to get that growth. What we are seeing is that looking forward, the growth is going to be moderate. So, given that what we are trying to take a look at is what are the new areas that we can go into, for example, our professional services for telecom equipment manufacturers and the installation and management of their equipment. So we are trying to identify new areas to go after. We are trying to continue to expand that footprint that we have so that in a moderate spending environment, how can we keep using the values that we bring for maximum growth.

Reuters: That means within the equipment’s and R&D space, you are looking for more product mix story rather than a simply ramp up story in that business. And just one more point. It is basically an efficiency story and with existing customers being ramped up.

Vivek Paul: And in the context of the market place, it really is a very decent growth rate.

Reuters: Outlook on hiring, what do you think this year will be?

Vivek Paul: Hiring is purely driven by business. We do not give an annual guidance on the revenue, so it is tough for me to say. We do not hire to inventory, we hire to demand. So, as much as the demand is we hire to that.

Reuters: Sarbanes Oxley does not seem to have worried you at all; does it worry you in any way?

Vivek Paul: No it doesn’t. I think it is customer specific.

Reuters: I am talking about as a service provider rather than a company?

Vivek Paul: May be it will come up. As I said, I think it is an account specific rather than industry specific.

Reuters: Do you see an opportunity there, given that it is so much of business process and IT related?

Vivek Paul: We have got pretty successful Sarbanes Oxley practice. So we do sell that services and we have done quite well at it actually. Quite a lot of investment in different tools.